77D. Policies With Respect to Security Investments

     SMALL CAP VALUE FUND

     On January 30, 2003, the Board of Trustees approved a change to the Small Cap Value Fund's principal investment strategies in order to allow the Fund to invest primarily in common stocks of well financed companies regardless of market capitalization as well as foreign securities. These new strategies became effective April 28, 2003.

     On April 25, 2003, the Fund became a non-diversified Fund, which is permitted to (i) invest up to 25% of its total assets in a single issuer; and (ii) invest up to 50% of its total assets in as few as two securities.

     LARGE CAP GROWTH FUND

     On January 30, 2003, the Board of Trustees approved a change to the Large Cap Growth Fund's investment policies to allow the Fund to invest in U.S. Government and mortgage related securities. This new policy became effective April 28, 2003.